UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GMX RESOURCES INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

38011M108

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of GMX Resources Inc., an Oklahoma corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on February 27, 2013 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

In connection with the Issuer’s previously announced debt reduction plan and filing for Chapter 11 in the U.S. Bankruptcy Court for the Western District of Oklahoma (the “Court”), the Reporting Persons are engaged in negotiations with the Issuer regarding entering into an asset purchase agreement to acquire substantially all of the Issuer’s operating assets and undeveloped acreage. If an asset purchase agreement is finalized with the Issuer, the sale may be subject to higher and better offers at a public auction pursuant to procedures to be approved by the Court.

Further, certain holders of the 2017 Notes (the “DIP Lenders”), including the GSO Funds, have indicated to the company that they intend to provide debtor-in-possession financing in the amount of $50 million under a Superpriority Debtor in Possession Credit and Guaranty Agreement to be entered into upon approval by the Court, and expected to be entered into among the Issuer, as borrower, Diamond Blue Drilling Co. and Endeavor Pipeline Inc., as guarantors, and the DIP Lenders from time to time party thereto, as lenders, and Cantor Fitzgerald Securities, as DIP Agent (the “DIP Facility”), to fund a process for the orderly sale of the Issuer’s assets pursuant to Section 363 of the Bankruptcy Code. The DIP Facility commitment is expected to be backstopped by the GSO Funds and their affiliates and by affiliates of Chatham Asset Management, LLC, Omega Advisors, Inc. and Whitebox Advisors LLC (the “Backstop Lenders”). The Backstop Lenders hold or manage in the aggregate slightly more than 80% of the outstanding amount of the 2017 Notes.

The DIP Facility is expected to be composed of a multi-draw term loan facility in an aggregate principal amount of up to $50 million to be advanced on a superpriority administrative claim basis and to be secured by a first priority lien against all of the unencumbered property and assets of the Issuer and a priming lien against the assets of the Issuer that are encumbered.

The Reporting Persons intend to continue to engage in discussions with the Issuer and its representatives regarding these and/or other potential transactions that may be deemed to have the purpose or effect of changing or influencing control of the Issuer, or that may be in connection with or relating to such Reporting Persons as a participant in any transaction having that purpose or effect, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2013

GSO Palmetto Opportunistic Investment Partners LP

By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit A-Partners LP

By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Fund LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Fund Ltd.

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Advisor Holdings L.L.C.

By:	Blackstone Holdings I L.P., its sole member

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

By:	/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

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